AMERICAN STRATEGIC MINERALS CORPORATION
2331 Mill Road, Suite 100
Alexandria, VA 22314

February 12, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Pamela Long, Assistant Director

Re:	American Strategic Minerals Corporation
Amendment No. 2 to Current Report on Form 8-K
Filed January 24, 2013
File No. 0-54652

Dear Ms. Long:

American Strategic Minerals Corporation (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment dated February 4, 2013 (the “Comment Letter”) relating to Amendment No. 2 to the Current Report on Form 8-K with the Commission on January 24, 2013 (the “Form 8-K”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Completion of Acquisition of Disposition of Assets, page 1

1.
Refer to comment 2 in our January 16, 2013 letter.  As requested previously, please disclose clearly whether before the transaction with Sampo the registrant ever generated revenues from operations or engaged in business operations beyond the development or exploratory stage.  Further, provide details of those activities

Response:

The Company confirms that it generated revenues prior to the transaction with Sampo. Immediately prior to the transaction with Sampo, the Company was in the business of acquisition, rehabilitation and short term disposition of distressed single family homes for resale.  The Company purchased single family homes directly from REO departments at large banks in Los Angeles, CA, reviewed portfolios of assets that were in short sale or up for auction and visited each prospective house individually. The Company then performed due diligence on the deeds, permits, and tax liens on the house to make sure they were in good standing with the County and State. The Company then performed an internal analysis on the value of the home "as is" and submitted a discount bid to the bank. When accepted, the Company closed in cash, and brought in a construction crew to submit bids on renovating the property. Renovations were performed on the interior, exterior, and property surrounding the home. The Company's average purchase price was approximately $200,000 with average renovation costs of $25,000. The renovations generally took 45-60 days, after which the Company put the house up for sale with a listing agent. Before the transaction with Sampo on November 14, 2012, the Company purchased 9 houses and sold 2 houses generating gross revenue of $530,627 and gross profit of approximately $80,000, which the Company will disclose in its upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Prior to engaging in its real estate business, the Company was engaged in the acquisition and exploration of properties that may contain uranium mineralization, which have been the subject of historical exploration.  All activities on such properties were exploratory in nature.  The Company did not realize any revenue from its planned operations.  In June 2012, the Company decided to discontinue its exploration and potential development of uranium minerals and focus its activities exclusively on the business of acquiring, renovating and selling real estate property.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 571-1000 or our counsel Harvey Kesner, Esq. at (212) 930-9700.

Very truly yours,
 /s/ Doug Croxall